FREE WRITING PROSPECTUS	FILED PURSUANT TO RULE 433
(To the Prospectus dated May 28, 2013, as supplemented by	REGISTRATION NO. 333-188872
the Prospectus Supplement dated May 29, 2013)	MAY 29, 2013

$300,000,000

NATIONSTAR MORTGAGE LLC

NATIONSTAR CAPITAL CORPORATION

6.500% Senior Notes due 2022

Issuers:	Nationstar Mortgage LLC and Nationstar Capital Corporation

Guarantors:	The notes will be fully and unconditionally guaranteed on an unsecured senior basis by each of Nationstar Mortgage LLC’s existing and future domestic subsidiaries, other than its securitization and certain finance subsidiaries, certain other restricted subsidiaries and subsidiaries that in the future are designated as excluded restricted and unrestricted subsidiaries, and by Nationstar Mortgage Holdings Inc., Nationstar Sub1 LLC and Nationstar Sub2 LLC

Security Description:	6.500% Senior Notes due 2022

Principal Amount:	$300,000,000

Gross Proceeds:	$300,000,000

Coupon:	6.500%

Maturity:	June 1, 2022

Price to Public:	100.000%

Yield to Maturity:	6.500%

Spread to Treasury:	455 basis points

Benchmark:	1.750% UST due May 15, 2022

Ratings (1) :	B2 / B+

Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2013

Make-Whole:	Make-whole call at T+50 basis points prior to December 1, 2017

Optional Redemption:	On or after December 1, 2017, optional redemption during the twelve month period beginning on December 1 of the years indicated below at the following percentages of the principal amount (plus accrued and unpaid interest, if any):

Year Percentage 2017....................................103.250% 2018................................... 101.625% 2019 and thereafter............ 100.000%

Optional Redemption with Equity Proceeds:	On or prior to June 1, 2016, up to 35.0% of the principal amount of all notes issued at a redemption price equal to 106.500% (plus accrued and unpaid interest, if any) with the net cash proceeds of one or more Equity Offerings

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	May 29, 2013

Settlement Date:	May 31, 2013 (T+2)

CUSIP Number / ISIN:	63860U AL4 / US63860UAL44

Min. Allocation:	$2,000

Increments:	$1,000

Gross Spread:	1.500%

Joint Physical Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill, Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC

(1)	These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuers have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; BofA Merrill Lynch toll-free at 1-800-294-1322 or by email at: dg.prospectus_requests@baml.com; Barclays toll-free at 1-888-603-5847 or by emailing Barclaysprospectus@broadridge.com; Wells Fargo Securities toll-free at 1-800-326-5897 or by emailing cmclientsupport@wellsfargo.com; or J.P. Morgan Securities LLC toll-free at 1-800-245-8812.